Deep Medicine Acquisition Corp.
595 Madison Avenue, 12th Floor
New York, NY 10017

VIA EDGAR

September 13, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Deep Medicine Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted August 3, 2021
CIK No. 0001857086

Dear Ms. Gorman:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 27, 2021, regarding Draft Registration Statement on Form S-1 submitted to the Commission on August 3, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the amended Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter.

Draft Registration Statement on Form S-1 submitted August 3, 2021

Capitalization, page 57

1.	We note that you are offering 10,000,000 shares of common stock as part of your initial public offering of units, but only show 9,216,891 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Company acknowledges the Staff’s comment and has concluded it is appropriate to classify securities that are redeemable for cash or other assets outside of permanent equity. The Company has revised the disclosure in Registration Statement accordingly.

We thank the Staff for its review of the foregoing and the Draft Registration Statement on Form S-1. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Humphrey P. Polanen______________________
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP